UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

 (Amendment No. 1)*

KAMAN CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483548103
 (CUSIP Number)

January 4, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 483548103	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Charles H. Kaman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 483548103	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

C. William Kaman II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500
	6	SHARED VOTING POWER 67,600
	7	SOLE DISPOSITIVE POWER 500
	8	SHARED DISPOSITIVE POWER 67,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 483548103	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cathleen H. Kaman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 483548103	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steven W. Kaman II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 483548103	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Roberta C. Kaman II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,545
	6	SHARED VOTING POWER 67,600
	7	SOLE DISPOSITIVE POWER 4,545
	8	SHARED DISPOSITIVE POWER 67,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 483548103	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Newgate Associates Limited Partnership, C. William Kaman II as General Partner 06-1357804
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 483548103	Page 8 of 14 Pages

ITEM 1.	(a).	Name of Issuer: Kaman Corporation

	(b).	Address of Issuer's Principal Executive Offices:

1332 Blue Hills Avenue
Bloomfield, CT 06002

ITEM 2.	(a).	Name of Persons Filing:

(i)	Charles H. Kaman
(ii)	C. William kaman II
(iii)	Cathleen H. Kaman
(iv)	Steven W. Kaman
(v)	Roberta C. Kaman
(vi)	Newgate Associates Limited Partnership, C. William Kaman II
as General Partner

(b).	Address of Principal Business Office for Each of the Above:

	(i)	Charles H. Kaman:
c/o John C. Yavis, Jr., Esq.
CityPlace I
185 Asylum Street
Hartford, CT 06103

	(ii)	C. William Kaman II and Newgate Associates Limited
Partnership:
95158 Springtide Lane
Fernandina Beach, FL 32034

	(iii)	Cathleen H. Kaman
10 Sonrisa court
Santa Fe, NM 87506

	(iv)	Steven W. Kaman
13069 Signature Point, #208
San Diego, CA 92130

	(v)	Roberta C. Kaman
43 Prattling Pond Road
Farmington, CT 06032

CUSIP No. 483548103	Page 9 of 14 Pages

(c).	Citizenship or Place of Organization:

All individuals are United States citizens. Newgate Associates Limited Partnership, C. William Kaman II as General Partner, is a Connecticut limited partnership.

	(d).	Title of Class Securities: Common Stock

	(e).	CUSIP Number: 483548103

ITEM 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 483548103	Page 10 of 14 Pages

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a).	Amount beneficially owned:*

(i)	Charles H. Kaman: 0
(ii)	C. William Kaman II: 68,100
(iii)	Cathleen H. Kaman: 0
(iv)	Steven W. Kaman: 0
(v)	Roberta C. Kaman: 72,145
(vi)	Newgate Associates Limited Partnership, C. William Kaman II as General Partner: 0

* Holdings are as of September 29, 2006.

(b).	Percentage of class:

(i)	Charles H. Kaman: 0%
(ii)	C. William Kaman II: 0.3%
(iii)	Cathleen H. Kaman: 0%
(iv)	Steven W. Kaman: 0%
(v)	Roberta C. Kaman: 0.3%
(vi)	Newgate Associates Limited Partnership, C. William Kaman II as General Partner: 0%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Charles H. Kaman: 0
	(ii)	C. William Kaman II: 500*
	(iii)	Cathleen H. Kaman: 0
	(iv)	Steven W. Kaman: 0
	(v)	Roberta C. Kaman: 4,545
	(vi)	Newgate Associates Limited Partnership, C. William Kaman II as General Partner: 0

*	Mr. Kaman previously reported, on a Schedule 13G filed on December 12, 2005, beneficial ownership of 148,850 shares held by Oldgate Limited Partnership, of which he was General Partner. Oldgate Limited Partnership has since been dissolved and the shares it held were distributed to its partners, who subsequently disposed of such shares.

CUSIP No. 483548103	Page 11 of 14 Pages

(2)	Shared power to vote or to direct the vote:

	(i)	Charles H. Kaman: 0
	(ii)	C. William Kaman II: 67,600*
	(iii)	Cathleen H. Kaman: 0
	(iv)	Steven W. Kaman: 0
	(v)	Roberta C. Kaman: 67,600**
	(vi)	Newgate Associates Limited Partnership, C. William Kaman II as General Partner: 0

*	Includes 67,600 shares of Common Stock held by The Charles H. Kaman Charitable Foundation, Inc., of which Mr. Kaman is a director who may be deemed to share voting and investment power. The filing of this statement shall not be construed as an admission by Mr. Kaman as to beneficial ownership of the shares owned by The Charles H. Kaman Charitable Foundation.

**	Includes 67,600 shares of Common Stock held by The Charles H. Kaman Charitable Foundation, Inc., of which Ms. Kaman is a director who may be deemed to share voting and investment power. The filing of this statement shall not be construed as an admission by Ms. Kaman as to beneficial ownership of the shares owned by The Charles H. Kaman Charitable Foundation.

(3)	Sole power to dispose or to direct the disposition of:

	(i)	Charles H. Kaman: 0
	(ii)	C. William Kaman II: 500*
	(iii)	Cathleen H. Kaman: 0
	(iv)	Steven W. Kaman: 0
	(v)	Roberta C. Kaman: 4,545
	(vi)	Newgate Associates Limited Partnership, C. William Kaman II as General Partner: 0

*	Mr. Kaman previously reported, on a Schedule 13G filed on December 12, 2005, beneficial ownership of 148,850 shares held by Oldgate Limited Partnership, of which he was General Partner. Oldgate Limited Partnership has since been dissolved and the shares it held were distributed to its partners, who subsequently disposed of such shares.

CUSIP No. 483548103	Page 12 of 14 Pages

(4)	Shared power to dispose or to direct the disposition of:

	(i)	Charles H. Kaman: 0
	(ii)	C. William Kaman II: 67,600*
	(iii)	Cathleen H. Kaman: 0
	(iv)	Steven W. Kaman: 0
	(v)	Roberta C. Kaman: 67,600**
	(vi)	Newgate Associates Limited Partnership, C. William Kaman II as General Partner: 0

*	Includes 67,600 shares of Common Stock held by The Charles H. Kaman Charitable Foundation, Inc., of which Mr. Kaman is a director who may be deemed to share voting and investment power. The filing of this statement shall not be construed as an admission by Mr. Kaman as to beneficial ownership of the shares owned by The Charles H. Kaman Charitable Foundation.

**	Includes 67,600 shares of Common Stock held by The Charles H. Kaman Charitable Foundation, Inc., of which Ms. Kaman is a director who may be deemed to share voting and investment power. The filing of this statement shall not be construed as an admission by Ms. Kaman as to beneficial ownership of the shares owned by The Charles H. Kaman Charitable Foundation.

ITEM 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

CUSIP No. 483548103	Page 13 of 14 Pages

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group:

Not Applicable

ITEM 9.	Notice of Dissolution of Group:

Not Applicable

ITEM 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 483548103	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charles H. Kaman, by his Attorney-in-Fact under the General Power of Attorney, dated February 11, 1998

Date: September 29, 2006	By: /s/ John C. Yavis, Jr.
Name: John C. Yavis, Jr. Title: Attorney-in-Fact

Date: September 29, 2006	By: /s/ C. William Kaman II
Name: C. William Kaman II

Date: September 29, 2006	By: /s/ Cathleen H. Kaman
Name: Cathleen H. Kaman

Date: September 29, 2006	By: /s/ Steven W. Kaman
Name: Steven W. Kaman

Date: September 29, 2006	By: /s/ Roberta C. Kaman
Name: Roberta C. Kaman

Newgate Associates Limited Partnership
by its sole General Partner

Date: September 29, 2006	By: /s/ C. William Kaman II
Name: C. William Kaman II Title: General Partner